Filed by Rodman & Renshaw Capital  Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Cowen Group, Inc.
Commission File No.:  001-33737

This filing relates to a proposed business combination between Rodman & Renshaw Capital Group, Inc. (“Rodman”) and Cowen Group, Inc. (“Cowen”).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This material is not a substitute for the prospectus/proxy statement Rodman would file with the SEC if an agreement between Rodman and Cowen is reached or any other documents which Rodman may file with the Securities and Exchange Commission (“SEC”) and send to Cowen and Rodman shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COWEN AND RODMAN ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Rodman through the website maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by accessing the Investor Relations section of Rodman’s website at www.rodm.com or directing a request to Investor Relations, Rodman & Renshaw Capital Group, Inc., 1251 Avenue of the Americas, New York, New York  10020.

Rodman and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Rodman’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 1, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties.  Actual results could differ materially because of factors such as Rodman’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Rodman’s ability to promptly and effectively integrate the businesses of Rodman and Cowen, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues.  For further information regarding risks and uncertainties associated with Rodman’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Rodman’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Rodman’s Investor Relations department at (212) 356-0500 or at Rodman’s website at http://www.rodm.com.

All information in this communication is as of the date hereof.  Rodman undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

# # #

INVESTOR PRESENTATION DATED DECEMBER 15, 2008

December 15, 2008
Proposed Merger with Cowen Group, Inc.
Creating the Leading Investment Bank for Growth Companies

Disclaimers
Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, for example, statements regarding the expected timetable for the proposed transaction, benefits and synergies of the proposed merger, integration plans, future opportunities for the combined company, and any other statements regarding future expectations, beliefs, goals or prospects. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include the ability to achieve the benefits and synergies contemplated by the proposed transaction, the ability to promptly and effectively integrate the businesses of Rodman & Renshaw
Capital Group, Inc. (“Rodman”) and Cowen Group, Inc. (“Cowen”), and the timing to consummate the proposed transaction and obtain required regulatory approvals, including, but not limited to, those discussed in (1) Rodman’s Annual Report on Form 10-K for the year ended 12/31/07 in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition
and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 10; (2) Rodman’s Quarterly Report
on Form 10-Q for the quarter ended 06/30/08 in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial
Information, ITEM 1. Financial Statements: Note 7; (3) Rodman’s Quarterly Report on Form 10-Q for the quarter ended 09/30/08
(to be in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements:
Note 7; and (4) other factors discussed in Rodman’s filings with the Securities and Exchange Commission (“SEC”), copies of which may be obtained by contacting Rodman’s Investor Relations department at (212) 356-0500 or at Rodman’s website at
www.rodm.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Rodman does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.
Securities Law
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Rodman would file with the SEC if an agreement between Rodman and Cowen is reached or any other documents which Rodman may file with the SEC and send to
Cowen and/or Rodman stockholders in connection with the proposed transaction. Investors and security holders of Cowen and
Rodman are urged to read any such documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction.
Pro Forma, Estimated, Third Party and Consensus Information
The pro forma, estimated, third party or consensus numbers in this presentation are for illustrative purposes only and may not reflect actual results.  The analysts' opinions, estimates or forecasts (and therefore the consensus earnings and pro forma numbers) are theirs alone, are not those of Rodman, and shall not be deemed to be, or relied upon as, Rodman guidance or estimates.  As a matter of policy, Rodman does not publish guidance or estimates or comment on analyst models and the use of this information in this presentation shall not be deemed in any manner to constitute Rodman's adoption of any analyst guidance or estimates or confirmation of the validity of any analyst model.

• By exploiting identified macro-trends, Rodman has continued to expand its PIPEs platform
• Our strategy:
 ▪ Continue to grow in our core sectors
 ▪ Expand our product base
 ▪ Broaden our geographic footprint
 ▪ Broaden our potential sources of revenue
 ▪ Remain focused on expense management
• Offices in New York, Boston, Houston, Calgary, and affiliate in London
• Acquisitions in 2008 to broaden sector coverage (energy and metals & mining), continue to diversify products and revenue sources (M&A and capital markets), and expand geographic footprint
Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM)
A full service investment bank dedicated to providing investment banking services to growth companies that have significant recurring capital needs

Rodman Financial Highlights
Despite the Economic Environment, Rodman Was Profitable in 2007 and Year to Date 09/30/08
Nine months ended 09/30/08 Highlights
• 22% operating margin despite adverse market conditions(1,2)
• 45% compensation ratio due to our variable compensation structure which aligns producer compensation with productivity and performance(1)
• 33% non-compensation ratio due to our prudent cash management and expense control policies(2)
Strong Balance Sheet with No Exposure to Toxic Financial Assets
• Liquid assets of $31.9 million as of 09/30/08, consisting of unrestricted cash, restricted cash, Level 1 assets, and current private placement and other fees receivable and due from clearing broker
(1) Excludes the cost related to pre-IPO awards
(2) Excludes goodwill impairment charge

Nine months ended 09/30/08	Rodman[1]		Cowen		Jefferies		Keefe, Bruyette & Woods		Piper Jaffray		Thomas Weisel	
Income Statement Summary:												
	US$ mm	% of rev	US$ mm	% of rev	US$ mm	% of rev	US$ mm	% of rev	US$ mm	% of rev	US$ mm	% of rev
Revenue:												
Investment Banking	$43.1	80.9%	$45.7	26.0%	$338.7	39.0%	$136.4	69.7%	$135.8	51.6%	$52.0	32.9%
Commissions and Brokerage	8.6	16.1%	116.6	66.4%	467.9	53.9%	39.9	20.4%	93.8	35.6%	104.6	66.2%
Other	1.6	3.0%	13.4	7.6%	61.3	7.1%	19.2	9.8%	33.7	12.8%	1.4	0.9%
Net Revenue	$53.3	100.0%	$175.7	100.0%	$867.9	100.0%	$195.5	100.0%	$263.3	100.0%	$158.0	100.0%
Operating Expenses:												
Compensation and Benefits[2]	$24.1	45.2%	$108.3	61.7%	$783.7	90.3%	$168.9	86.4%	$203.8	77.4%	$111.6	70.7%
IPO Awards	2.6	4.9%	(1.5)	-0.9%	0.0	0.0%	8.4	4.3%	0.0	0.0%	7.4	4.7%
Non-Comp Related Expenses	17.5	32.9%	74.8	42.6%	300.8	34.7%	84.6	43.3%	113.1	43.0%	109.2	69.1%
Total Operating Expenses	$44.2	83.0%	$181.6	103.4%	$1,084.5	124.9%	$261.9	133.9%	$317.0	120.4%	$228.2	428.3%
Operating Income before Non-Cash Charges (Loss)[3]	**$9.1**	**17.0%**	**($5.9)**	**-3.4%**	**($216.5)**	**-24.9%**	**($66.3)**	**-33.9%**	**($53.6)**	**-20.4%**	**($70.2)**	**-131.8%**

(1) IPO award per Rodman's Current Reports on Form 8-K filed on 05/13/08, 08/12/08 and 11/13/08

(2) Compensation and Benefits adjusted for IPO awards

(3) Non-cash charges include goodwill impairment and restructuring expenses

Rodman & Renshaw

Comparable Industry Financial Results

Expenses (% of Net Revenue)
160%
140%
120%
100%
80%
60%
40%
20%
0%
33%
45%
43%
62%
35%
90%
43%
86%
43%
77%
69%
71%
RODM
COWN
JEF
KBW
PJC
TWPG
Compensation and Benefits (excl. IPO Awards)
Non-Comp Related Expenses
(Source: Each respective company's Quarterly Report on Form 10-Q for the period ended 09/30/08 as filed with the SEC)

Rodman & Renshaw

Rodman’s Cost Management Compared to Our Peers

Cost as a Percentage of Revenue
Nine Months Ended 09/30/08

• Cowen’s sector and market cap focus compared to Rodman’s
 ▪ Shared healthcare focus
 – Little overlap with Rodman’s healthcare banking and research coverage
 ▪ Cowen’s other target sectors complement Rodman’s non-healthcare focus on energy and metals/mining:
 – Aerospace & Defense
 – Alternative Energy
 – Consumer
 – Technology
 – Telecommunications
• Meaningful presence on West Coast, Asia, and Europe
 ▪ Complementary to Rodman’s geographic footprint
• Focus on cash equities/research franchise (low margins), equity capital markets; substantial decline in once-profitable PIPEs franchise
• Strong, liquid balance sheet deteriorating due to recurring losses
 ▪ Cash balance of approximately $111.9 million, as of 09/30/08, less $34.7 million accrued for bonus payments(1)
 ▪ Persistent losses are steadily draining cash: $38.1 million net operating cash outflows between
 01/01/07 and 09/30/08(2)
 ▪ Current market valuation/analysts’ estimates reflect expectation of indefinite continuing net cash outflows
Cowen Group, Inc. (NASDAQ: COWN)
(1) Cowen’s Quarterly Report on Form 10-Q for the period ended 09/30/08 as filed with the SEC
(2) Cowen’s SEC filings

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ Volume (mm's)
35
30
25
20
15
10
5
0
Number of deals
$1,300
$596
$379
$407
$245
17
22
31
14
7
22% CAGR in dollar volume of PIPE transactions completed market wide
2004
2005
2006
2007
2008 Annualized
(Source: Sagient Research)
# of Deals
Deal $ Volume

Rodman & Renshaw

Cowen’s PIPE Practice (2004 - 2008 Annualized)
Cowen’s PIPE practice has declined substantially, even though PIPEs are a growing, profitable and counter-
cyclical product attractive to Cowen’s target sectors

$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
US$ in millions
2004
2005
2006
2007
2008 Annualized
Investment Banking Revenue
Revenue from PIPEs

(Source: Sagient Research and Cowen's SEC filings)

Rodman & Renshaw

Revenue Impact of Cowen’s Recent PIPEs Performance
Cowen’s Investment Banking Revenue and PIPE Allocation

Strategic Benefits of the Proposed Combination
Broad Sector Coverage for Combined Firm
• Market leader in Life Science / Healthcare
• Expanded platform in Alternative Energy, Metals & Mining, and Energy
• Retained presence in Consumer, Aerospace & Defense and TMT
Product and Revenue Expansion
• Restore PIPEs revenue to Cowen’s existing Healthcare client base
• Drive PIPEs revenue in new sectors
• Enhanced capital markets, research, sales and trading services across Rodman’s existing client base
Geographic Footprint
• Expanded footprint within North America through offices in Houston, Calgary and superior West Coast coverage
• Leverage Cowen’s infrastructure in Asia and Europe with existing Rodman relationships and pipeline
Reap the benefits of combined Finance, Mergers & Acquisitions, Research and Sales & Trading platforms
Principal investment activities are complementary with no overlap

Benefits of Implementing Rodman’s Model to Expense Management
• Change mindset by bringing in a management team with meaningful equity stake
 ▪ Increased alignment of interest between management and stockholders
• Remove layers of redundant staff and management
• Align producer compensation with productivity and performance
• Migrate Rodman’s approach to non-compensation expense
 ▪ IT
 ▪ Business development
 ▪ Data management
• Improve cash management and expense control

Summary of Proposal, Financial Assumptions and Conditions to Closing
Proposal price:	• $7.00 per share
Consideration:	• 50% cash / 50% stock for all outstanding shares of Cowen common stock
Cost savings:	• Annual cost savings of approximately $36.5 million in 2009 and $38.4 million in 2010
Income enhancements:	• Contribution from revenue enhancements expected to generate $18.0 million of pro-forma pretax income for 2009 with 12% growth thereafter
Conditions to closing:	• Due diligence • Definitive merger agreement • Regulatory approval - - HSR and typical broker / dealer • Stockholder approval - - Rodman and Cowen

Pro Forma Assumptions
Transaction close:	• February 28, 2009
Share price:	• Based on Rodman’s closing share price of $1.18, as of Monday, December 8, 2008
EPS estimates (1)	• I/B/E/S net income and EPS estimates based on 2009 consensus estimates as published by Thomson Reuters • Net income and EPS projected at a long-term growth rate of 12% in 2010
(1) Applies to both Rodman and Cowen

Financing
Net Share Settlement Convertible Note
• Principal ($50mm) settled in cash
• Conversion spread settled in common stock
 ▪ Treasury stock method - beneficial EPS impact
• Coupon less than 7%
• Modest conversion premium of more than 10%
• Limited warrant coverage
• Term - two years or less
Other Financing Option(s)
• Following public announcement of proposal on December 8, 2008, substantial expressions of interest in strategic common equity investment into Rodman, which could provide all or part of required financing
Proposed financing facilitates meaningfully accretive transaction, with modest debt service and healthy, liquid balance sheet post-combination

US$ in Thousands	Cowen (1,2) Expenses	Rodman (3) Expenses	Total Est. Expenses	Total Cost (4) Savings	Est. Cost Savings (%)
Employee Compensation & Benefits	$155,950	$35,600	$191,550	$17,371	9%
Floor Brokerage & Trade Execution	11,450	737	12,187	1,310	11%
Occupancy & Equipment	16,850	2,539	19,389	1,980	10%
Communications & Data Processing	15,050	2,510	17,560	1,881	11%
Marketing & Business Development	13,300	3,153	16,453	3,990	24%
Depreciation & Amortization	2,750	1,622	4,372	0	0%
Other Expenses	35,000	12,805	47,805	10,031	21%
Total	**$250,350**	**$58,966**	**$309,316**	**$36,563**	**12%**

(1) Cowen's 2009 projected expenses based on the average estimates from Sterne Agee and Fox-Pitt

(2) Excludes $2.4mm of Cowen IPO expenses that would be written-off at closing

(3) Expenses, annualized based upon Rodman's reported nine month results

(4) Total cost savings for 2009, assuming a closing on or before 02/28/09

Rodman &Renshaw

Estimated Transaction Cost Savings

US$ and Shares in Thousands	2009	2010
Rodman projected net income [1,2,3]	$9,700	$10,864
Cowen projected net income [1,2,3]	($1,275)	($1,346)
Pro forma combined net income	$8,425	$9,518
+/ - Pre tax adjustments		
Income enhancements [4]	18,000	20,160
Annual costs synergies [5]	36,563	38,391
Purchase accounting - one-time expenses	(28,807)	0
Purchase accounting - extraordinary gain	46,604	0
Amortization of financing cost	(3,743)	(700)
Cash interest expense	(2,910)	(346)
Opportunity cost of cash	(1,053)	(2,092)
Total adjustments pre-tax	$64,655	$55,413
Less: income taxes	25,862	22,165
Pro forma net income	$47,218	$42,765
Pro forma shares outstanding	94,693	98,019
Pro forma EPS	$0.50	$0.44
Pro forma EPS before one-time items	$0.39	- -
Rodman consensus estimates [1,2]	0.32	0.36
Accretion %	55.8%	21.7%
Accretion % before one-time items	20.6%	- -
Cowen consensus estimates [1,2]	(0.30)	(0.26)
Accretion %	266.2%	265.3%
Accretion % before one-time items	228.6%	- -

[3] Reflects full year results for Rodman and post-closing results for Cowen (assuming a Feb. 28, 2009 closing)

[4] Revenue enhancements derived from addition of Rodman's PIPE platform, net of expenses

[5] Cost synergies include approximately $2.4 million of Cowen IPO expenses that would be written-off at closing

Rodman & Renshaw

Accretion-Dilution

US$ in Thousands	Pro Forma Balance Sheet
Assets	
Cash and cash equivalents	$99,443
Financial instruments owned, at fair value	44,410
Receivables from brokers and dealers	46,458
Investments	10,753
Fixed assets and leasehold improvements	12,080
Goodwill & Other Intangibles	3,327
Other Assets	46,858
Total Assets	$263,330
Liabilities & Stockholders' Equity	
Financial instruments sold, not yet purchased, at fair value	$11,181
Accrued compensation expense	38,769
Funded debt [2]	46,521
Other Liabilities and deferred tax liabilities	45,293
Total Liabilities	$141,763
Total Stockholders' Equity [3]	121,566
Total Liabilities & Stockholders' Equity	$263,330

[1] Assuming closing date of 02/28/09 and based on Cowen's and Rodman's 09/30/08 balance sheet giving pro forma effect to Rodman management's estimates for adjustments that will occur in conjunction with the closing of the transaction

[2] Pro forma balance sheet includes acquisition financing on terms consistent with those described on page 13 of this presentation and the elimination of Cowen's outstanding debt (as reflected on Cowen's 09/30/08 balance sheet included in its Quarterly Report on Form 10-Q for the period ended 09/30/08 as filed with the SEC)

[3] Included in stockholders' equity is approximately $2.0 million of equity value, net of deferred tax liability, related to the net share settlement conversion feature of the proposed debt instrument

Rodman & Renshaw

Pro Forma Balance Sheet (1)

Profitable in fiscal year 2007 and year-to-date 2008

(in thousands, except earnings per share information)	(Audited) For the Year Ended December 31, 2007	(Unaudited) For the Nine Months Ended September 30, 2008	(Unaudited) 2007
Revenues			
Investment banking	$ 57,334	$ 43,109	$ 47,248
Principal transactions	3,836	3,858	2,207
Commissions	6,913	4,695	4,932
Conference fees	2,472	843	719
Interest and other income	883	771	473
Net revenue	71,439	53,276	55,579
Operating expenses			
Compensation and benefits	37,895	24,066	28,803
IPO awards	2,541	2,634	2,541
Non-compensation expenses	22,965	18,590	12,975
Total operating expenses	63,401	45,290	44,319
Operating income from continuing operations	8,038	7,985	11,260
Interest expense	3,772	-	3,772
Income from continuing operations before income taxes and minority interests	4,266	7,985	7,488
Income taxes expense (benefit)	(440)	3,734	1,201
Minority interest in loss of subsidiaries	36	-	-
Income from continuing operations	4,742	4,251	6,287
Income from discontinued operations	17	-	45
Net income	$4,759	$4,251	$6,332
Income per share from continuing operations:			
Basic	$ 0.21	$ 0.13	$ 0.31
Diluted	$ 0.20	$ 0.12	$ 0.29

Rodman & Renshaw

Appendix: Rodman Historical Income Statement

New York:
1251 Avenue of the Americas
20th Floor
New York, NY 10020
212.356.0500
Member FINRA, SIPC
Houston:
1001 Fannin
Suite 550
Houston, TX 77002
713.654.8080
Calgary:
304 - 8th Avenue SW
Suite 501
Calgary, AB T2P 1C2
403.237.9462
Boston:
225 Franklin Street
26th Floor
Boston, MA 02110
617.217.2215
London (affiliated firm, RCP):
One Great Cumberland Place
London W1H 7AL
United Kingdom
+44.20.7569.0044
www.rodm.com